November 3, 2014

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharm, Inc. Amendment No. 2 to Registration Statement on Form S-1 Last Filed October 23, 2014 File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we are responding to the Staff’s comment letter dated October 29, 2014, which is restated below.  Amendment No. 3 to the Registration Statement has been filed on this date.

Certain Relationships and Related Transactions, page 57

1.  We note your response to prior comment 6.  Please provide examples of the “corporate finance and capital formation” activities Mr. Meyers has performed on your behalf and discuss why you feel these activities may result in a conflict of interest between you and the placement agent.

Response:  This comment has been complied with.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

Cc:	Dr. Lawrence Helson